BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Notice to Shareholders

The Board of Directors approved, at a meeting held on December 18, 2014, the distribution of interest on capital to shareholders in the amount of R$0.43441923 per share. It also approved, additional distribution in the amount of R$0.09972393 per share, in the form of dividends, totaling R$0.53414316 per share, to be paid on 02/13/2015.

The payment will be made on 02/13/2015, and income tax will be withheld at source under applicable law.

This payment will be included in compulsory dividends, according to current legislation.

For additional information, please contact:

Investor Relations Department

R Hungria, 1400 – Jd. Europa

01455-000 - São Paulo - SP – Brazil

Telephones: +55 (11) 2322-5052/5049

Fax: 55 (11) 2322-5747

E-mail: acoes@brf-br.com

São Paulo, December 18, 2014

Augusto Ribeiro Júnior
Chief Financial and Investors Relation Officer